

03051914



*CEM 9-2-2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 9/11/03

RECD S.E.C.
AUG 2 9 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Legent Clearing Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9300 Underwood Ave. Suite 400
(No. and Street)

Omaha	Nebraska	68114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey N. Sime 402-384-6122
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100	Omaha	Nebraska	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey N. Sime swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legent Clearing Corp. , as of June 30 , 2003 , are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Name

President

Title



GENERAL NOTARY - State of Nebraska
SHIRLEY A. COVILLE
My Comm. Exp. Oct. 2, 2006

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 29 2003
WASH. D.C. 152 SECTION

Legent Clearing Corp.
(SEC I.D. No. 8-53595)

Statement of Financial Condition as of June 30, 2003, Independent Auditors' Report and Independent Auditors' Supplemental Report on Internal Control

*Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT***

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Legent Clearing Corporation

We have audited the accompanying statement of financial condition of Legent Clearing Corp. (the Corporation), a wholly-owned subsidiary of Legent Corp., as of June 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Legent Clearing Corp. at June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

Omaha, Nebraska
August 26, 2003

LEGENT CLEARING CORP.
(A Wholly-Owned Subsidiary of Legent Corp.)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash in banks	$ 7,944,574
Cash - special reserve account	32,881,422
Receivable from brokers and dealers	101,941,437
Receivable from customers - net of allowance of $353,451	108,367,096
Securities owned, at fair value	32,549,061
Property and equipment, net of accumulated depreciation of $113,453	1,531,370
Deposits with clearing organizations and others	7,153,567
Other assets	1,747,171
Total assets	$294,115,698

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to brokers and dealers	$182,017,313
Payable to customers	97,115,327
Mortgage payable	571,724
Obligation under capital leases	283,677
Accounts payable and accrued liabilities	2,947,653
	282,935,694
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	11,424,900
Accumulated deficit	(244,996)
Total stockholder's equity	11,180,004
Total liabilities and stockholder's equity	$294,115,698

See notes to statement of financial condition.

LEGENT CLEARING CORP.
(A Wholly-Owned Subsidiary of Legent Corp.)

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Legent Clearing Corp. (the "Corporation") is a wholly-owned subsidiary of Legent Corp. (the "Parent"). The Corporation is a clearing broker-dealer registered with the Securities and Exchange Commission with operations in Nebraska, Colorado, and Illinois. The Corporation's business is to provide clearing services to other broker-dealers on a fully disclosed basis. A significant portion of the Corporation's business is with a limited number of correspondent broker-dealers. During fiscal 2002, the Parent had entered into an agreement with Kirkpatrick, Pettis , Smith, Polian Inc. ("Kirkpatrick") to acquire certain assets, contracts, agreements and personnel to be transferred to the Corporation for use in their clearing business. The transfer of these items was completed in October 2002.

Securities transactions are recorded on a trade date basis.

Securities owned and securities sold not yet purchased are readily marketable are valued at quoted market prices or fair value. The resultant difference between cost and market or fair value is included in income for the year. As of June 30, 2003, the Corporation had securities with a fair value of $30,741,842 on deposit for option contracts written or purchased in customer accounts.

The Corporation's Board of Directors reviews and adjusts to estimated fair value the carrying value of all private corporate stocks (nonmarketable) held by the Corporation as of the end of each calendar quarter. The Corporation's Board of Directors generally considers all material, known facts and circumstances pertaining to the value of such private corporate stocks.

Property and equipment is recorded at cost less allowances for depreciation.

The Corporation and its Parent have elected, under the provision of the Internal Revenue Code, to be treated as an S corporation. The income and losses of the Company and its Parent are passed through to the shareholder who incurs the tax obligation or benefit.

The Corporation considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Certain directors and employees of the Corporation maintain accounts. The Corporation had margin loans to directors and employees of approximately $167,000 at June 30, 2003. These loans are made in the ordinary course of the Corporation's business on terms no more favorable than those available on comparable transactions with other parties.

At June 30, 2003, customer margin securities of approximately $32,082,935 were available to the Corporation to utilize as collateral on various borrowings or other purposes.

2. CLEARING ACQUISITION

During the year ended June 30, 2003, the Corporation acquired assets and assumed liabilities from Kirkpatrick, Pettis, Smith, Polian Inc. In connection with this transaction, the Corporation acquired clearing assets of $168 million (including cash of $43 million all of which was required to be segregated in accordance with federal regulations as of the initial Rule 15c3-3 computation calculation) and assumed liabilities of $168 million.

A summary of the transaction is as follows:

Assets acquired:	
Cash	$ 42,887,241
Securities	12,057,363
Receivable from customers	70,116,459
Receivable from brokers and dealers	42,454,294
Other assets	89,831
Total assets	$ 167,605,188
Liabilities assumed:	
Payable to customers	(79,728,092)
Payable to brokers and dealers	(87,475,541)
Accounts payable and accrued expenses	(401,555)
Total liabilities	$(167,605,188)

3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $31,081,422 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Various correspondent broker-dealers maintain accounts with the Corporation. To allow these broker-dealers to classify their assets held by the Corporation as allowable assets in their computation of net capital, the Corporation has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB). Cash of $1,800,000 had been segregated for the Corporation's PAIB reserve at June 30, 2003.

4. RECEIVABLE FROM CUSTOMERS

Receivable from customers includes amounts due on uncompleted transactions and margin account balances. Securities owned by customers and held as collateral for these receivables are not reflected in the accompanying statement of financial condition.

5. SECURITIES OWNED

Securities owned at June 30, 2003 consisted of trading and investment securities as follows:

Marketable, at fair value	
Obligations of U.S. Government and Agencies	$30,741,842
Nonmarketable, at estimated fair value	
Corporate stock (cost of $619,219)	1,807,219
	$32,549,061

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2003:

Furniture and equipment	$ 345,306
Furniture and equipment under capital leases	342,928
Property	793,405
Leasehold improvements	130,092
Software	33,092
	1,644,823
Less: Accumulated depreciation	(113,453)
	$1,531,370

7. NET CAPITAL

The Corporation is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission (SEC) and is required to maintain a minimum amount of net capital. The Corporation computes its net capital under the alternate method, as defined in the Rule. At June 30, 2003 the Corporation had net capital and a net capital requirement of $7,064,906 and $1,563,060, respectively.

8. BENEFIT PLANS

The Corporation has a profit sharing plan which covers substantially all employees. Contributions are determined by the Board of Directors. Contributions are determined in accordance with the plan document.

The Corporation's employees participate in the Parent Company's stock option plan.

9. NOTES PAYABLE TO BANKS

The Corporation has a line of credit up to $40,000,000 with a commercial bank, on a secured basis. This credit facility bears interest at a rate based on the Federal Funds rate. As of June 30, 2003, there was no outstanding balance under this facility.

The Corporation also has a line of credit up to $10,000,000 with another commercial bank, on a secured basis. This credit facility bears interest at a rate based on the Federal Funds rate. As of June 30, 2003, there was no outstanding balance under this facility.

The Corporation has a mortgage payable with an outstanding balance of $571,724. The mortgage has an interest rate of 7.5% and requires monthly payments of $4,648 at June 30, 2003. The mortgage matures in January of 2023, with a call provision which can be exercised by the lender starting in January 2006 upon 90 days notice to the Corporation. The mortgage is collateralized by certain real estate holdings.

10. LEASE COMMITMENTS

The Corporation leases office space, furniture, fixtures, and office equipment under operating and capital leases which expire at varying dates from December 2005 to April 2008. Assets under capital leases consist of furniture, fixtures, and office equipment with a net book value of $289,378 at June 30, 2003.

Following is a schedule of the remaining lease payments:

Year Ending June 30:	**Operating Leases**	**Capital Leases**
2004	$ 203,656	$ 120,280
2005	203,656	120,280
2006	203,656	64,628
2007	203,656	29,989
2008	169,713	12,315
Total minimum obligations	$ 984,337	347,492
Less interest at 12% to 14%		(63,815)
		$ 283,677

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Corporation's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Corporation has to purchase or sell the financial instrument underlying the contract at a loss. The Corporation's clearing agreements with broker dealers for which it provides clearing services indemnify the Corporation if customers fail to satisfy their contractual obligation.

The Corporation's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to its customers, subject to various and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Corporation to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Corporation may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Corporation believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation believes that the carrying amount of its financial instruments is a reasonable estimate of fair value. Assets, including cash in banks and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including notes and other payables to banks and certain payables to brokers, dealers and customers are carried at amounts approximating fair value.

Securities owned and securities sold but not yet purchased are carried at fair value. Fair value for these instruments is estimated using available market quotations for traded instruments. Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers.

13. RELATED PARTY TRANSACTIONS

As of June 30, 2003, the Corporation has receivables from the Parent of $861,164. The Corporation pays certain operating expenses of the Parent and is reimbursed for such payments.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Legent Clearing Corp.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Legent Clearing Corp. (the "Corporation") for the year ended June 30, 2003 (on which we have issued our report dated August 26, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation, (including tests of compliance with such practices and procedures), that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Corporation in making periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

Omaha, Nebraska
August 26 2003